OD 12/2/14

[redacted]

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SEC MAIL PROCESSING
RECEIVED
DEC 01 2014
WASH, DC SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2013 (MM/DD/YY) AND ENDING 9/30/2014 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz II **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XI 12/3/14

OATH OR AFFIRMATION

I, Richard B. Franz II, officer of Raymond James Financial Services, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond James Financial Services, Inc., as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Richard B. Franz II
Chief Financial Officer

Nancy Coan
Notary Public

NANCY COAN
MY COMMISSION EXPIRES June 18, 2016
#EE 209096
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

SUMMARY OF CONTENTS

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. as of September 30, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James Financial Services, Inc. as of September 30, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
November 25, 2014
Certified Public Accountants

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2014
(in thousands, except share and par value amounts)

Assets		
Cash and cash equivalents	$	113,849
Loans to financial advisors, net of allowance of $1,321		41,039
Other receivables		3,147
Deferred income taxes, net		18,693
Prepaid expenses and other assets		469
Property and equipment, net of accumulated depreciation of $2,041		163
Total assets	$	177,360
Liabilities and stockholder's equity		
Accrued compensation, commissions and benefits	$	68,378
Income taxes payable		6,448
Payables to affiliates		25,210
Accrued expenses and other liabilities		8,716
Total liabilities		108,752
Stockholder's equity:		
Common stock; $1 par value; authorized 5,000 shares; issued and outstanding 5,000 shares		5
Additional paid-in capital		48,591
Retained earnings		20,012
Total stockholder's equity		68,608
Total liabilities and stockholder's equity	$	177,360

See accompanying Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Raymond James Financial Services, Inc. ("RJFS," "we," "us," "our," and "ours") is a Florida corporation and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). We are a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC"). We support independent contractor financial advisors in providing a comprehensive range of investments and services to their retail customers, including asset management, estate planning, retirement planning and investment management. Through our membership in the NFA, we are also regulated by the Commodity Futures Trading Commission ("CFTC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The accompanying Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less.

Receivables and allowance for doubtful accounts

We offer loans to financial advisors primarily for recruiting and retention purposes. These loans are generally repaid over a five to eight year period with interest recognized as earned. There is no fee income associated with these loans. We assess future recoverability of these loans through analysis of individual financial advisor production or other performance standards. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to independent contractors, management primarily considers our historical collection experience as well as other factors including: any amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written off and the corresponding allowance is reduced. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our Statement of Financial Condition, net of their applicable allowances for doubtful accounts. The allowance for doubtful accounts balance associated with all of our loans to financial advisors is $1.3 million at September 30, 2014. Of the September 30, 2014 loans to financial advisors, the portion of the balance associated with financial advisors who are no longer affiliated with us, after consideration of the allowance for doubtful accounts, is approximately $1.2 million.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is primarily provided for using the straight-line method over the estimated useful lives of the assets, which range from two to seven years for software, two to five years for furniture, fixtures and equipment and 10 to 31 years for building improvements. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Legal liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in managements judgment, the determination of a reasonable estimate of loss is not possible.

We record liabilities related to legal proceedings in accrued expenses and other liabilities. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in the Statement of Financial Condition and is recognized as either a charge, or a credit, to net income in that period. The actual costs of resolving legal proceedings may be substantially higher or lower than the recorded liability amounts for those matters.

Share-based compensation

Certain employees participate in RJF's Stock Incentive Plan which provides for the issuance of RJF common stock or restricted stock awards. RJF estimates the fair value of share-based awards on the date of grant and recognizes compensation expense over the requisite service periods of the awards. Share-based awards granted to our independent contractor financial advisors are measured at their vesting date fair value and their fair value estimated at reporting dates prior to that time. We classify non-employee awards as liabilities at fair value upon vesting. See Note 6 for further information.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 5 for further information on our income taxes.

NOTE 3 – RELATED PARTY TRANSACTIONS

Pursuant to formal clearing agreements, RJ&A clears trades for us. As part of the agreement, RJ&A confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on our behalf. RJ&A retains a portion of such commissions and fees as a clearing fee for its services.

We participate with affiliates in certain revenue sharing agreements including as the beneficiary of a revenue assignment from Raymond James Insurance Group, Inc. ("RJIG"), an affiliate which is a wholly owned subsidiary of our Parent, and operates as a general insurance agency representing a number of insurance companies. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from or provided to our Parent or affiliates.

We have a receivable of $405 thousand from one affiliate and payables to affiliates of $25.2 million at September 30, 2014, which includes $18.7 million payable to the Parent attributable to deferred taxes. Other than the portion related to deferred taxes, the related party transactions that result in these payables are settled monthly.

At September 30, 2014, RJA advanced $56.6 million for receivables related to trailing commissions from mutual funds and variable annuities/insurance products to RJFS.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement" which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250 thousand or two percent of aggregate debit items arising from client transactions. At September 30, 2014, we had no aggregate debit items and, therefore, the minimum net capital of $250 thousand is applicable. Our net capital position is as follows:

	September 30, 2014 (in thousands)
Net capital	$ 23,748
Less: required net capital	(250)
Excess net capital	$ 23,498

NOTE 5 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of the temporary differences that give rise to significant portions of the deferred tax asset (liability) items are as follows:

	September 30, 2014 (in thousands)
Deferred tax assets:	
Accrued expenses	$ 3,792
Deferred compensation	13,619
Fixed assets	136
Other	1,367
Total deferred tax assets	18,914
Deferred tax liabilities:	
Other	(221)
Total deferred tax liabilities	(221)
Net deferred tax asset	$ 18,693

No valuation allowance associated with our deferred tax asset is required at September 30, 2014, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group, carryback losses against prior year consolidated taxable income and expectations of future taxable income.

There are income taxes payable of $6.4 million on our September 30, 2014 Statement of Financial Condition.

At September 30, 2014, our liability for unrecognized tax benefits is $2.5 million. At September 30, 2014 the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for income from continuing operations is $1.6 million.

The aggregate changes in the balance for unrecognized tax benefits are as follows:

		September 30, 2014
		(in thousands)
Balance for unrecognized tax benefits at beginning of year (1)	$	2,673
Increases for tax positions related to the current year		545
Increases for tax positions related to prior years		44
Decreases for tax positions related to prior years		(325)
Decreases due to lapsed statute of limitations		(442)
Balance for unrecognized tax benefits at end of year	$	2,495

(1) The amounts presented have been revised from those reported in the prior year to exclude interest and penalties of $1.2 million. The revised amounts more clearly reflect changes in unrecognized tax benefits.

The results of our operations are included in the consolidated income tax returns of RJF in the United States ("U.S.") federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2013 for federal tax returns and fiscal year 2010 for state and local tax returns. Certain transactions from our fiscal year 2014 are currently being examined under the Internal Revenue Service ("IRS") Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. Various state audits in process are expected to be completed in the fiscal year 2015.

NOTE 6 - BENEFIT PLANS

Employee benefit plans

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJFS based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis and are recognized as compensation cost throughout the year. Benefits become fully vested after six years of qualified service.

RJFS participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The Long Term Incentive Plan ("LTIP") is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements.

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

RJF established a Voluntary Deferred Compensation Plan (the "VDCP"), a non-qualified and voluntary opportunity for certain highly compensated employees to defer compensation. Eligible participants must have annual compensation of $300,000 or more, and may elect to defer a percentage or specific dollar amount of their compensation into the VDCP.

Share-based compensation plans

Stock option awards

Under RJF's Stock Incentive Plan, RJFS may grant options to select employees. These options are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of ours or has terminated within 45 days, disabled, deceased or, in some instances, retired. Options are granted with an exercise price equal to the market price of RJF stock on the grant date.

This amount may not be representative of future share-based compensation expense since the estimated fair value of stock options is amortized over the requisite service period using the straight-line method, and additional options may be granted in future years. The fair value of each fixed option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for stock options granted during the fiscal year ended September 30, 2014:

Dividend yield	1.32%
Expected volatility	40.00%
Risk-free interest rate	1.40%
Expected lives (in years)	5.37

The dividend yield assumption is based on RJF's declared dividend as a percentage of the stock price at the date of the grant. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, (3) the implied volatility of option contracts of RJF stock, and (4) the annualized volatility of the price of RJF stock since the late 1980s. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

A summary of option activity for grants to RJFS employees for the fiscal year ended September 30, 2014 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (years)	Aggregate intrinsic value ($) (in thousands)
Outstanding at October 1, 2013	244,422	$ 29.60		
Granted	44,500 [(1)]	48.53		
Exercised	(89,822)	28.50		
Forfeited	(24,600) [(1)]	33.36		
Outstanding at September 30, 2014	174,500	$ 34.69	3.65	$ 3,296
Exercisable at September 30, 2014	14,600	$ 25.35	0.33	$ 412

(1) Grants and forfeitures include transfers from and to affiliates, respectively.

The following stock option activity occurred under RJF's Stock Incentive Plan for grants made to RJFS employees during the fiscal year ended September 30, 2014 (in thousands, except per option amounts):

Weighted-average grant date fair value per option	$ 16.20
Total intrinsic value of stock options exercised	$ 2,024
Total grant date fair value of stock options vested	$ 487

Restricted stock awards

Under RJF's Stock Incentive Plan we may grant restricted stock awards to select RJFS employees. The determination of the number of units or shares to be granted is determined by the Corporate, Governance, Nominating and Compensation Committee of the Board of Directors. Under the plan, the awards are generally restricted for a three to five year period during which time the awards are forfeitable in the event of termination other than for death, disability or retirement. The following activity occurred in the fiscal year ended September 30, 2014:

	Shares/Units	Weighted-average grant date fair value ($)
Non-vested at October 1, 2013	50,259	$ 32.90
Granted	22,350	48.47
Vested	(14,361)	31.53
Forfeited	(1,428)	37.89
Non-vested at September 30, 2014	56,820	$ 38.18

Employee stock purchase plan

The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the RJF common stock is 85% of the average high and low market price on the day prior to the purchase date.

Employee investment funds

Certain key employees participate in RJF's EIF Funds, which are limited partnerships that invest in certain of our merchant banking and venture capital activities and other unaffiliated venture capital limited partnerships. RJF made non-recourse loans to these key employees for two-thirds of the purchase price per unit. All of these loans have been repaid.

Non-employee share-based and other compensation

Stock option awards

Under RJF's 2012 Plan, RJFS may grant stock options to our independent contractor financial advisors. Options are exercisable five years after grant date provided that the financial advisors are still associated with us or have terminated within 45 days, disabled, deceased or, in some instances, retired. Option terms are specified in individual agreements and expire on a date no later than the sixth anniversary of the grant date. Options are granted with an exercise price equal to the market price of our stock on the grant date.

Share-based awards granted to our independent contractor financial advisors are measured at their vesting date fair value and their fair value estimated at reporting dates prior to that time. The compensation expense recognized each period is based on the most recent estimated value. Further, we classify these non-employee awards as liabilities at fair value upon vesting, with changes in fair value reported in earnings until these awards are exercised or forfeited.

The fair value of each option grant awarded to an independent contractor financial advisor is estimated on the date of grant and periodically revalued using the Black-Scholes option pricing model with the following weighted-average assumptions for fiscal year 2014:

Dividend yield	1.19%
Expected volatility	40.27%
Risk-free interest rate	1.78%
Expected lives (in years)	3.43

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price at the date of the grant. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, (3) the implied volatility of option contracts of RJF stock, and (4) the annualized volatility of the price of RJF stock since the late 1980s. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at each point in time the options are valued. The expected lives assumption is based on the difference between the option's vesting date plus 90 days (the average exercise period) and the date of the current reporting period.

A summary of independent contractor financial advisors option activity for the fiscal year ended September 30, 2014 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (years)	Aggregate intrinsic value ($) (in thousands)
Outstanding at October 1, 2013	228,250	$ 27.88		
Granted	61,925 (1)	48.58		
Exercised	(48,750)	21.79		
Forfeited	(1,800) (1)	38.20		
Outstanding at September 30, 2014	239,625	$ 34.37	3.26	$ 4,604
Exercisable at September 30, 2014	7,000	$ 18.18	0.15	$ 248

(1) Grants and forfeitures include transfers from and to affiliates, respectively.

The following activity for our independent contractor financial advisors occurred under RJF's Stock Incentive Plan for the fiscal year ended September 30, 2014 (in thousands):

Total intrinsic value of stock options exercised	$ 1,329
Total grant date fair value of stock options vested	$ 715

Restricted stock awards

Under RJF's Stock Incentive Plan we may grant restricted shares of common stock or restricted stock units to independent contractor financial advisors. Under the plan the awards are generally restricted for a five year period, during which time the awards are forfeitable in the event the independent contractor financial advisors are no longer associated with us, other than for death, disability or retirement.

The following activity for our independent contractor financial advisors occurred during the fiscal year ended September 30, 2014:

	Shares/Units	Weighted-average grant date fair value ($)
Non-vested at October 1, 2013	26,184	$ 41.67
Vested	(9,392)	
Forfeited	(1,886)	
Non-vested at September 30, 2014	14,906	$ 53.58

The weighted-average fair value of share and unit awards vested during the fiscal year ended September 30, 2014 was $49.64 per share. The weighted average fair value of share and unit awards forfeited during the fiscal year ended September 30, 2014 was $42.98 per share.

Other compensation

We offer non-qualified deferred compensation plans that provide benefits to our independent contractor financial advisors who meet certain production requirements. RJF has purchased and holds life insurance on employees, to earn a competitive rate of return for participants and to provide the source of funds available to satisfy its obligations under some of these plans. The contributions are made in amounts approved annually by RJF's management.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

As part of our recruiting efforts, we offer loans to prospective financial advisors who are independent contractors primarily for recruiting and/or retention purposes (see Note 2 for a discussion of our accounting policies governing these transactions). These commitments are contingent upon certain events occurring including, but not limited to, the financial advisor becoming affiliated with us. As of September 30, 2014, we had made commitments to financial advisors who are independent contractors of approximately $10.5 million that have not yet been funded.

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. These reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions. See Note 4 for additional information regarding regulatory capital requirements applicable to us.

Legal matter contingencies

We are a defendant or co-defendant in various lawsuits and arbitrations incidental to our securities business as well as other corporate litigation. We are contesting the allegations in these cases and believe that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against us, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. Refer to Note 2 for a discussion of our criteria for establishing a range of possible loss related to such matters. As of September 30, 2014, management currently estimates the aggregate range of possible loss is from $0 to an amount of up to $7.0 million in excess of the accrued liability (if any) related to these matters. In the opinion of management, based on current available information, review with outside legal counsel, and consideration of the accrued liability amounts provided for in the accompanying Statement of Financial Condition with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on our financial position.

NOTE 8 — SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through November 25, 2014. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER

880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863

LIFEWELLPLANNED.COM